November 7, 2024

W. Bradley Voss
Executive Vice President and Chief Financial Officer
Triumph Financial, Inc.
12700 Park Central Drive
Suite 1700
Dallas, TX 75251

       Re: Triumph Financial, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-36722
Dear W. Bradley Voss:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance